Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

September 11, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	Navios Maritime Holdings Inc.
Amendment No. 3 to
Registration Statement on Form F-3
Filed August 6, 2013
File No. 333-189231

Dear Mr. Dobbie:

On behalf of Navios Maritime Holdings Inc. (the “Company”), we are writing in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated August 20, 2013 (the “Comment Letter”), relating to Amendment No. 3 to the Company’s Registration Statement on Form F-3 (the “Registration Statement”). Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our responses to such comments immediately thereafter.

Risk Factors, page 3

Our international activities increase the compliance risks associated with economic and trade sanctions, page 12

1.	We note your response to comment 1 in our letter dated July 19, 2013. Section 2(3) of the Iran Threat Reduction and Syria Human Rights Act of 2012 establishes that, for purposes of new Securities Act Section 13(r), the term “knowingly” has the meaning given it in Section 14 of the Iran Sanctions Act. Under Iran Sanctions Act Section 14, “‘knowingly’, with respect to conduct, a circumstance, or a result, means that a person has actual knowledge, or should have known, of the conduct, the circumstance, or the result.”

If you determine that you and/or your affiliate(s) knowingly engaged in a transaction or dealing with NIOC in connection with the acceptance and

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

loading of the NIOC-owned crude oil during the Shinyo Kieran’s May 2012 Iran port call, then, notwithstanding the legality of the transaction or dealing, and without regard to whether it was conducted under the auspices of, in fulfillment of legal obligations to, and for the benefit of the charterer, it appears to the staff that you should amend your 20-F to provide the disclosure required by Exchange Act Section 13(r). You also should file the notice required by Section 13(r), using the Edgar tag IRANNOTICE.

Response: Per the Staff’s request, because the Company cannot definitely determine whether Navios Maritime Holdings Inc. or any of its affiliates, including Navios Maritime Acquisition Corporation (“Navios Acquisition”), “knowingly” engaged in a transaction or dealing with the National Iranian Oil Company (“NIOC”) pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the acceptance and loading of the NIOC-owned crude oil during the Shinyo Kieran’s May 2012 Iran port call, in the interest of full disclosure and the avoidance of all doubt, the Company has filed an amendment to the Annual Report (the “20-F Amendment”), to disclose the Navios Acquisition port call and related transaction pursuant to the requirements of Section 13(r) of the Exchange Act, as well as the notice required by Section 13(r) using the Edgar tag IRANNOTICE.

2.	If you determine that the three additional Iran port calls you describe in your response to comment 1 in our July 19 letter involved knowing engagement by you and/or your affiliate(s) in a transaction or dealing with a person or entity defined as the Government of Iran for purposes of Exchange Act Section 13(r), please provide Section 13(r) disclosure, and concurrent 13(r) notice using Edgar tag IRANNOTICE, with respect to those port calls.

Response: The Company has reviewed the specifics of the Navios Acquisition transactions which took place during the three additional port calls disclosed in the Company’s response letter dated August 6, 2013 and determined that such port calls did involve vessels carrying NIOC-owned crude oil under circumstances similar to the Shinyo Kieran’s May 2012 Iran port call. Therefore, the 20-F Amendment also includes disclosure of these additional port calls in Iran.

Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Registration Statement or this response.

Very truly yours,

/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Securities and Exchange Commission (Ada D. Sarmento, Division of Corporate Finance)
Navios Maritime Holdings Inc. (Mr. George Achniotis)